February 22, 2024

John Kernan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE.

Washington, DC 20549

Re:	Response to Securities and Exchange Commission (the “SEC”) Staff Comments on Form N-CSR for the Waycross Managed Risk Equity Fund (formerly known as the Waycross Long/Short Fund) and the Waycross Focused Core Equity Fund, each a series of Waycross Independent Trust (the “Trust”) (File Nos. 333-239562 and 811-23581)

Dear Mr. Kernan:

This letter responds to comments on the Annual Report for the fiscal year ended February 28, 2023 (the “Annual Report”), which the staff provided on Monday, February 14, 2024. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. All capitalized terms not defined herein have the meaning assigned to them in the Annual Report; any page references herein refer to the Annual Report.

Annual Report

1.	Comment: Considering the SEC’s adoption of Rule 18f-4 and related changes to SEC guidance on asset coverage requirements, including the revocation of Investment Company Act Release 10-666, please consider updating the disclosure included in the Notes to the Financial Statements that address short sales collateral requirements.

Response: Beginning with the Trust’s annual report for the fiscal year ended February 28, 2024, the Trust will update the disclosure in the Notes to the Financial Statements to address the new short sales collateral requirements.

2.      Comment: The following comment applies to the Waycross Focused Core Equity Fund (the “Focused Fund”) only. The Focused Fund’s registration statement identifies it as a

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non-diversified fund. However, it appears the Focused Fund is operating as a diversified fund. If it has been operating as a diversified fund for over three years, confirm that it will receive shareholder approval before changing its status to a non-diversified fund. See Section 13(a)(1) and Rule 13a-1.

Response: The Trust confirms that on May 26, 2023, and November 13, 2023, the Focused Fund operated as a non-diversified fund and, therefore, met the requirements to retain its status as such.

If you have any questions, please contact Bo J. Howell at (513) 991-8472 or bo@fintechlegal.io.

Very truly yours,

/s/ Bo James Howell

Bo James Howell

On behalf of FinTech Law, LLC

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